



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
        Incoming letter dated December 13, 2016

Dear Mr. Mueller:

This is in response to your letters dated December 13, 2016 and February 1, 2017 concerning the shareholder proposal submitted to GE by Martin Harangozo. We also have received a letter from the proponent dated February 1, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Martin Harangozo

FISMA & OMB Memorandum M-07-16

February 3, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
         Incoming letter dated December 13, 2016

The proposal requests that the board take the necessary steps to provide for cumulative voting in the election of directors.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

February 1, 2017

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
    Shareowner Proposal of Martin Harangozo
    Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 13, 2016, General Electric Company (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareowners (collectively, the "2017 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Martin Harangozo (the "Proponent").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2017 Proxy Materials 1) pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation and the Proponent failed to correct this deficiency after proper notice and 2) pursuant to Rule 14a-8(i)(4) because the Proponent seeks to manipulate and abuse the shareowner proposal process to achieve personal ends that are not in the common interest of the Company's shareowners. On January 30, 2017, the Proponent submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). A copy of the Response Letter is attached hereto as Exhibit A. The Response Letter includes an email from the Company dated April 11, 2012, which was approximately one year after Mr. Harangozo's separation from employment and the initial filing of his claim.

In the Response Letter, Mr. Harangozo mischaracterizes the Company's correspondence with him. As noted in the No-Action Request, in April 2011, Mr. Harangozo filed an initial claim through the alternative dispute resolution ("ADR") process and in August 2011, he filed a petition for mediation of his claims through another level of the Company's dispute resolution program. This April 2012 email from the Company was a request that Mr. Harangozo follow proper procedures under the Company's ADR process in submitting a

GIBSON DUNN

grievance; the correspondence was not an invitation or solicitation that he submit a claim against the Company.

In addition, on January 31, 2017, the Staff denied a request by Timothy Roberts asking for reconsideration of the Staff's decision in *General Electric* (avail. Jan. 12, 2017) (the "Reconsideration Request"). In *General Electric*, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(4), noting that "the proposal appears to relate to the redress of a personal claim or grievance against the company." A copy of the Reconsideration Request is attached hereto as Exhibit B. The personal claim or grievance that is being redressed by Mr. Roberts's proposal is the grievance that Mr. Harangozo has with the Company. The Response Letter and the Reconsideration Request, when taken together, provide further evidence of Mr. Harangozo's attempt to abuse the shareholder proposal process to further a personal claim or grievance. Mr. Roberts included a copy of the same email dated April 11, 2012 from the Company to Mr. Harangozo in the Reconsideration Request, mischaracterizing the email in the same way. In addition, many of the same arguments are contained in each of the two letters. And, by his own admission in the Reconsideration Request, Mr. Roberts has "consulted with Mr. Harangozo" and "put[ ] heads together."

Even though the Proponent did not include references to his grievance in his own Proposal, it is clear from the facts surrounding the submission of the Proposal, including the Response Letter and the Reconsideration Request, that the Proponent is coordinating with other individuals such as Mr. Roberts to pursue a personal grievance relating to the alleged treatment by the Company of the Proponent, and to abuse the shareowner proposal process by coordinated actions raising allegations "that are not necessarily in the common interest of the issuer's shareholders generally." Rule 14a-8(i)(4) was promulgated "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." For the reasons outlined in the No-Action Request and in this letter, we continue to believe that the Proposal is excludable under Rule 14a-8(i)(4).

In addition, we reiterate our arguments in the No-Action Request that the Proposal is excludable under Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation, and the Proponent failed to correct this deficiency after proper notice.

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. We respectfully request

expeditious consideration of our request by February 22, 2017, as the Company is scheduled to begin printing its 2017 Proxy Materials on February 24, 2017. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Brian Sandstrom, the Company's Executive Counsel, Corporate, Securities and Finance at (617) 443-2920.

Sincerely,

Ronald O. Mueller

Enclosure(s)

cc: Brian Sandstrom, General Electric Company
       Martin Harangozo
       Timothy Roberts

GIBSON DUNN

<u>**Exhibit A**</u>

February 1, 2017
VIA E-MAIL
Office of Chief Counsel "Office or Staff"
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Martin Harangozo
Securities Exchange Act of 1934—Rule 14a-8

Dear Office:
This letter is to inform you that in the view of the Proponent (defined below) the General Electric
Company (the "Company"), must include in its proxy statement and form of proxy for its 2017
Annual Meeting of Shareowners (collectively, the "2017 Proxy Materials") a shareowner
proposal (the "Proposal") and statement in support thereof received from Martin Harangozo (the
"Proponent"). The Proponent kindly requests concurrence for the reasons explained below.

THE PROPOSAL
RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by
proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative
voting in the election of directors , which means each stockholder shall be entitled to as many votes as
shall equal the number of shares he or she owns multiplied by the number of directors to be elected,
and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she
may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align
shareholder performance to CEO performance (see image).

 "If you AGREE, please mark your proxy FOR this resolution."

BASES FOR INCLUSION
The Proponent hereby respectfully request that the Staff concur in his view that the Proposal
must be included in the 2017 Proxy Materials:

ANALYSIS

The company claims: **"I. The Proposal May Be Excluded Under Rule 14a-8(d) And Rule
14a-8(f)(1)**

Because The Proposal Violates The 500-Word Limitation And The Proponent Failed To Correct This Deficiency After Proper Notice."

Images have not been an issue in the past. The Company is aware of this as mentioned in the Company response.

"We are aware that in *Ferrofluidics Corp.* (avail. Sept. 18, 1992), in response to a company's objection to the size of a graph submitted as part of a proposal, the Staff stated that Rule 14a-8 "only imposes a limitation on the number of words, and provides no basis for equating graphic presentations to words." We respectfully maintain our belief that the Staff's statement in *Ferrofluidics* misapplied the predecessor of Rule 14a-8(d). As discussed above, Rule 14a-8 is an authorizing provision; absent its express terms, shareowners have no right to include any disclosure in the Company's proxy statement. Therefore, we respectfully believe that the proper inquiry should not be whether Rule 14a-8 imposes a limitation on a shareowner's ability to include an image in a company's proxy statement; it should instead have focused on whether Rule 14a-8 authorizes a shareowner proponent to include an image in a company's proxy statement. The text of Rule 14a-8 and its extensive regulatory history contains no such authorization.
We also are aware that in response to the Company's similar arguments in a no-action letter filed in connection with a shareowner proposal last year that included images, the Staff did not concur with exclusion on the basis of Rule 14a-8(d) and Rule 14a-8(f)(1). *See General Electric Company* (avail. Feb. 26, 2016). We respectfully believe that the Staff's position contradicts the historical position that shareowner proposals and supporting statements be subject to reasonable parameters and limitations. The inclusion of images in a shareowner proposal simply cannot be reconciled with the plain language of Rule 14a-8(d), which states…"

The proponent concurs with the Honorable Staff that the images in prior proposals as in this proposal are an enhanced means of communication consistently supported by the Staff.

The Company Claims: "**II. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because the Proponent
Seeks To Manipulate And Abuse the Shareowner Proposal Process To Achieve Personal Ends That Are Not In The Common Interest Of the Company's Shareowners.**"

The Proponent cannot concur with this for the reasons set forth below:

I This popular proposal has consistent support by the Office from multiple proponents to numerous companies for many years.

Cumulative voting has been popular and submitted by Evelyn Davis to GE for many years. See GE Evelyn Davis 2010 – 2012. See also Time Warner 2009 by Kenneth Steiner.

II Company employees have had consistent support from the Office in shareholder proposals.

Helen Quirini, former company employee successfully submitted numerous shareholder proposals GE (2003 – 2009) as did former Company employee Dennis Rocheleau GE 2013. The ability of the Company to find trace elements of a proposal, the result of collaboration of other shareholders, including a former Company employee has not been an issue in the past.

III The Company handiwork instigated one or more of the Company so called "Harangozo proponents", and thus the Company "created and nourished" its own "monsters".

Company proxy material formerly included the mailing addresses of shareholder proponents. This contributed to lawful and peaceful networking among shareholders. Shareholder in shareholder meetings also meet, greet, and exchange knowledge. In addition shareholders use social media as Facebook and the internet to collect knowledge.   Shareholder Mr. James Jensen initiated communication with another shareholder. The fruits of this communication produced shareholder proposals by Jensen. Outside the communication by the Company to Jensen, including proxy material, Jenson may never have come across the name of the Proponent.

V There is no grievance or personal matter relating to the Proponent that is adversarial or of the disgruntled nature defined by the Company.

The Proponent was provided on numerous occasions from the Company a paper form and or an electronic version of the Company form to complete by the Proponent listing concerns. The company also held annual meetings with employees and solicited concerns at the annual "tell the truth meeting". The company provided the form and requested with a "please" to complete the form and thanked the Proponent for using the form. The action of the Company in providing the Proponent the form and thanking the Proponent for using the form confirms a cordial relationship using the most polite English vocabulary possible, and it was Company procedures established by the Company that initiated the completion of the Company forms. In one letter dated May 25, 2011, Company employee HR representative thanked the Proponent for extending the time for a response in language indicating the Proponent was doing the company a favor in his participation, cooperation, and kind dialogue. A relevant piece of this letter is shown below:



GE - Appliances and Lighting

Appliance Park,
Louisville, KY 40225

May 25, 2011

VIA COURIER & EMAIL

Martin Harangozo

Dear Mr. Harangozo:

I am providing the Company's response to your Level I Solutions claim. On April 25, 2011, a Solutions meeting was held between you, Matt Johnson and me.[1] During this meeting we discussed the items from the Solutions Level 1 Submission Form you submitted as a result of your April 6, 2011

Redacted

Thank you for extending the Company's time to respond to your claim to May

Redacted

(Change in text size is the Proponents emphasis).

Also:

FISMA & OMB Memorandum M-07-16

Martin, have you submitted a new Level I Solutions form? I have not received one. Please complete the Level I form which can be found in the booklet attached and return to me at your earliest convenience. Thank you.

Pam Baker
Legal Systems Administrator
GE – Appliances & Lighting

T 502-452-7414
F 502-452-0347
Pamela.Baker@ge.com

Appliance Park, AP2-225
Louisville, KY 40225, USA
General Electric Company

 For the purpose of interfering with the shareholder process, the company now elects to recast the solicited concern on Company form as a complaint or grievance, and erroneously makes comparisons to shareholder proposals submitted by proponents of other companies that are disgruntled or adversarial. Consider Company example:

:…For example, in *State Street Corp.* (avail. Jan. 5, 2007) the Staff agreed that the company could
exclude under Rule 14a-8(i)(4) a facially neutral proposal that the company separate the positions of chairman and CEO and provide for an independent chairman when brought by a former employee after that employee was ejected from the company's previous annual meeting for disruptive conduct and engaged in a lengthy campaign of public harassment against the company and its CEO..''

It is laughable that the Company compares: the Proponent completing a form provided by the company in writing, where the Company uses please and thanks the Proponent in writing for completing the form, to an individual ejected from a shareholder meeting for disruptive conduct. The Proponent believes and finds it reasonable to believe that *State Street Corp.* (avail. Jan. 5, 2007) did not ask the employee in writing to please behave disruptively nor thank the employee in writing for doing so.

The Company's second example:

"…See also, *MGM Mirage* (avail. Mar. 19, 2001) (concurring
in the exclusion of a proposal that would require the company to adopt a written policy
regarding political contributions and furnish a list of any of its political contributions
submitted on behalf of a proponent who had filed a number of lawsuits against the company
based on the company's decisions to deny the proponent credit at the company's casino and,
subsequently, to bar the proponent from the company's casinos); *International Business…"*

Here again, the Proponent cannot believe that *MGM Mirage* (avail. Mar. 19, 2001) provided the
forms in writing to please initiate numerous lawsuits and thanked the proponent in writing for
filing lawsuits.
Likewise Company example:

"…International Business Machines Corp. (Soehnlein) (avail. Jan. 31, 1995) (concurring in the
exclusion of a proposal
to institute an arbitration mechanism to settle customer complaints brought by a customer
who had an ongoing complaint against the company in connection with the purchase of a
software product); *International Business Machines Corp.* (Ludington) (avail. Jan. 31, 1994)
(concurring with the exclusion under the predecessor to Rule 14a-8(i)(4) of a proposal that
would have required the company to provide shareowners with a list of all parties that
receive corporate donations over $5,000 in any one fiscal year, where the proposal was
submitted by a proponent who had been engaged in a year-long campaign to stop corporate
donations to charities that the proponent believed supported illegal immigration and the
company established the proponent's true intent from his correspondence with the company)…"

The "year-long campaign" was in all reasonable circumstances not initiated by the company with
a form in writing using please by the company and a thank you follow up in writing.

Another Company example:

"…Pfizer, Inc. (avail. Jan. 31, 1995), the proponent contested the circumstances of
his retirement, claiming that he had been forced to retire as a result of illegal age
discrimination. He also sent a letter to the company's CEO, asking the CEO to review and
remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal
review and from the CEO,…"

Here again, the Proponent cannot believe that *Pfizer, Inc.* (avail. Jan. 31, 1995) provided the
forms with the word please to initiate a letter to the CEO in writing and thanked the proponent in
writing for this letter to the CEO.

The remaining examples can be met with the same criteria in that a form provided by the
Company in writing and accompanied with please and a follow up thank you in writing cannot

be categorized as a grievance or disgruntled action of the nature illustrated by the Company examples. As the Company would now have it, the Company could with a soft voice and poker face ask in writing using please that employees complete a concern form, then thank the employee in writing for doing so, then, rename the concern a complaint to use this so called complaint to perpetually remove any ability for the employee, if a shareholder, to make a proxy recommendation. This is clearly not consistent with the spirit and letter of rule 14a-8.

The Proponent has at every shareholder meeting where he spoke, mentioned his love for the Company, its people and products. The Company with its dividend is the livelihood and bread and butter of the Proponent. The Company is the Proponents "dividend Ox" in the context of Exodus Chapter 22:1 or the "alien" in the context of Isaiah Chapter 61:5.
Outside the forms and channels offered by the Company to the Proponent, there is no adversarial or disgruntled relationship between the Company and the Proponent comparable to a shareholder ejection (still laughing), lawsuit, letter to the CEO, year-long campaign, etc.

VI The Company response contains critical errors that renders it void of credibility.

The Company claims:

"…individual named Neal Renn) (these individuals are referred to herein as the "Harangozo Proponents"). …Although none of the Harangozo Proponents have ever been employed by the Company…"

Indeed, Neal Renn was employed by the Company for approximately a decade and served in part under a colorful manager named Richard Stich. Stich spent hours talking about machine guns, building bombs and related subjects. His language was equally colorful. More materially relevant, the Company claims:

"… (i.e., one Harangozo Proponent submitting a proposal previously
submitted by another Harangozo Proponent). For example, the proposal submitted by
Harangozo in 2012 was subsequently submitted by Mr. Jensen in 2013…

…Based on the foregoing, the Harangozo Proponents' proposals show that Harangozo is primarily using the shareowner proposal process to provide a platform for continuing to press his personal, employment-related grievances with the Company and the Supervisor. It is clear from the facts surrounding the submission of the Proposal that the Proponent is acting in concert with the other Harangozo Proponents in order to abuse the shareowner proposal process to achieve Harangozo's personal ends, which are not in the common interest of the Company's shareowners, and accordingly, the Proposal should properly be excludable under…"

Mr. James Jensen, contacted another shareholder to commend him on his 2013 proposal. This dialogue blossomed to Jensen also submitting proposals. Jensen and the Proponent have never met, never directly corresponded, and but for the Company material including proxy material, Jensen may never heard the Proponents name. It is neither possible nor true that Jensen initiated

shareholder proposals with intent to further a Company so called personal matter of the Proponent.

The thread that binds all shareholders is that the company performance as shown in the performance charts of the Proposal is subpar to other companies. Shareholders are actively corresponding amongst themselves. The Company is perhaps the only company in history that has a valuation decline of over half trillion dollars. This affected millions of people, their livelihood, their way of life. This common denominator enables the Company to find trace elements of one proposal in another proposal. A decision by Jensen to submit a proposal after dialogue with another shareholder cannot be used to assert that Jensen acted with intent to further a Company claimed personal matter of the Proponent, a shareholder Jensen never met. Once of course a shareholder contacts another shareholder, like a library, he has opportunity to contribute and draw from the great well of intelligence that collaborating shareholders have accumulated.

CONCLUSION
Based upon the foregoing analysis, the Proponent respectfully request that the Staff concur with the Proponent that it will take action if the Company excludes the Proposal from its 2017 Proxy Materials. The Proponent would be happy to provide the Staff with any additional information and answer any questions that the Staff may have regarding this subject.

In closing, the Proponent humbly recognizes the jurisdiction of the Honorable Staff. If the Staff finds any of the Proposal to contain any defect, the Proponent wishes to submit to the Staff any truncation or variation of the Proposal the Staff deems necessary to ensure victory.
Kind regards

Martin Harangozo   ***FISMA & OMB Memorandum M-07-16***

Cc Gibson Dunn shareholderproposals@gibsondunn.com

shareholderproposals@SEC.GOV

GIBSON DUNN

Exhibit B

January 23, 2017
VIA E-MAIL
Office of Chief Counsel "Office or Staff"
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Timothy Roberts
Securities Exchange Act of 1934—Rule 14a-8

Dear Office:
This letter is to inform you that in the view of the Proponent (defined below) the General Electric
Company (the "Company"), must include in its proxy statement and form of proxy for its 2017
Annual Meeting of Shareowners (collectively, the "2017 Proxy Materials") a shareowner
proposal (the "Proposal") and statement in support thereof received from Timothy Roberts (the
"Proponent"). The Proponent kindly requests reconsideration for the reasons explained below.

THE PROPOSAL
Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to
permit written consent by shareholders entitled to cast the minimum number of votes that would be
necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were
present and voting. This written consent is to be consistent with giving shareholders the fullest power to
act by written consent in accordance with applicable law. This includes shareholder ability to initiate any
topic for written consent consistent with applicable law.
This proposal would empower shareholders by giving them the ability to effect change at our company
without being forced to wait until an annual shareholder meeting. Shareholders could replace a director
using action by written consent. Shareholder action by written consent could save our company the cost
of holding a physical meeting between annual meetings. If shareholders had the power to replace
directors through written consent, it is likely that our board would be more responsive to director
qualifications.

BASES FOR INCLUSION
The Proponent hereby respectfully request that the Staff concur in his view that the Proposal
must be included in the 2017 Proxy Materials:

ANALYSIS

**The company claims that "The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because
the Proposal Is An Attempt By Mr. Harangozo To Manipulate And Abuse the
Shareowner Proposal Process To Achieve Personal Ends That Are Not In
The Common Interest Of The Company's Shareowners."**

The Proponent noticed in the Company no action letter, that the Company makes much ado of a shareholder named Martin Harangozo.

The Proponents geographic location, near former General Electric Appliance park, afforded the Proponent lawful opportunity to meet numerous GE shareholders. The Proponent as his pleasure sometimes makes inquiries on what it means to be a shareholder and how the Company is performing. The shareholders at their pleasure answer the Proponent consistent with their knowledge. After receiving the Company no action request, and the decision of the Office, the Proponent consulted with Mr. Harangozo. After "putting heads together", the Proponent finds the claim by the Company has no merit for the reasons set forth below:

I This popular proposal has consistent support by the Office from multiple proponents to numerous companies for many years.

 https://corpgov.law.harvard.edu/2010/07/05/action-by-written-consent-a-new-focus-for-shareholder-activism/.

II Company employees have had consistent support from the Office in shareholder proposals.

Helen Quirini, former company employee successfully submitted numerous shareholder proposals GE (2003 – 2009) as did former Company employee Dennis Rocheleau GE 2013. The ability of the Company to find trace elements of a proposal, the result of collaboration of other shareholders, including a former Company employee has not been an issue in the past.

III Shareholder proposals containing quotes from employees have received consistent support from the Office.

GE Company proposals included quotes from John Krenicki, GE 2003 by shareholder Mark I. Klein, MD., also GE 2013 shareholder Robert Fredrich quotes Krenicki.

IV The Company handiwork instigated one or more of the Company so called "Harangozo proponents", and thus the Company "created and nourished" its own "monsters".

Company proxy material formerly included the mailing addresses of shareholder proponents. This contributed to lawful and peaceful networking among shareholders. Shareholder in shareholder meetings also meet, greet, and exchange knowledge. In addition shareholders use social media as Facebook and the internet to collect knowledge.   Shareholder Mr. James Jensen initiated communication with the Proponent. The fruits of this communication produced shareholder proposals by Jensen. Outside the communication by the Company to Jensen, including proxy material, Jenson may never have come across the name Martin Harangozo.

V There is no grievance or personal matter relating to Mr. Harangozo that is adversarial or of the disgruntled nature defined by the Company.

Mr. Harangozo was provided on numerous occasions from the Company a paper form and or an electronic version of the Company form to complete by Harangozo listing concerns. The

company also held annual meetings with employees and solicited concerns at the annual "tell the truth meeting". The company provided the form and thanked Harangozo for using the form. The action of the company in providing Harangozo the form and thanking Harangozo for using the form confirms a cordial relationship using the most polite English vocabulary possible, and it was Company procedures established by the Company that initiated the completion of the Company forms. In one letter dated May 25, 2011, Company employee HR representative thanked Harangozo for extending the time for a response in language indicating the former employee Harangozo was doing the company a favor in his participation, cooperation, and kind dialogue. A relevant piece of this letter is shown below:



(Change in text size is the Proponents emphasis).

Also:

Baker, Pamela (GE, Appl & Light) <Pamela.Baker@ge.com>   04/11/12 at 8:44 AM

FISMA & OMB Memorandum M-07-16

Martin, have you submitted a new Level I Solutions form? I have not received one. Please complete the Level I form which can be found in the booklet attached and return to me at your earliest convenience. Thank you.

Pam Baker
Legal Systems Administrator
GE – Appliances & Lighting

T 502-452-7414
F 502-452-0347
Pamela.Baker@ge.com

Appliance Park, AP2-225
Louisville, KY 40225, USA
General Electric Company

 For the purpose of interfering with the shareholder process, the company now elects to recast the solicited concern on Company form as a complaint or grievance, and erroneously makes comparisons to shareholder proposals submitted by proponents of other companies that are disgruntled or adversarial. Consider Company example:

:…For example, in *State Street Corp.* (avail. Jan. 5, 2007) the Staff agreed that the company could
exclude under Rule 14a-8(i)(4) a facially neutral proposal that the company separate the positions of chairman and CEO and provide for an independent chairman when brought by a former employee after that employee was ejected from the company's previous annual meeting for disruptive conduct and engaged in a lengthy campaign of public harassment against the company and its CEO.."

It is laughable that the company compares: Harangozo completing a form provided by the company in writing, where the company thanks Harangozo in writing for completing the form, to an individual ejected from a shareholder meeting for disruptive conduct. The Proponent believes and finds it reasonable to believe that *State Street Corp.* (avail. Jan. 5, 2007) did not ask the employee in writing to behave disruptively nor thank the employee in writing for doing so.

The Company's second example:

"…See also, *MGM Mirage* (avail. Mar. 19, 2001) (concurring in the exclusion of a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions submitted on behalf of a proponent who had filed a number of lawsuits against the company based on the company's decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos); *International Business…*"

Here again, the Proponent cannot believe that *MGM Mirage* (avail. Mar. 19, 2001) provided the forms in writing to initiate numerous lawsuits and thanked the proponent in writing for filing lawsuits.
Likewise Company example:

"…*International Business Machines Corp.* (Soehnlein) (avail. Jan. 31, 1995) (concurring in the exclusion of a proposal
to institute an arbitration mechanism to settle customer complaints brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product); *International Business Machines Corp.* (Ludington) (avail. Jan. 31, 1994) (concurring with the exclusion under the predecessor to Rule 14a-8(i)(4) of a proposal that would have required the company to provide shareowners with a list of all parties that receive corporate donations over $5,000 in any one fiscal year, where the proposal was submitted by a proponent who had been engaged in a year-long campaign to stop corporate donations to charities that the proponent believed supported illegal immigration and the company established the proponent's true intent from his correspondence with the company)…"

The "year-long campaign" was in all reasonable circumstances not initiated by the company with a form in writing by the company and a thank you follow up in writing.

Another Company example:

"…*Pfizer, Inc.* (avail. Jan. 31, 1995), the proponent contested the circumstances of his retirement, claiming that he had been forced to retire as a result of illegal age discrimination. He also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO,…"

Here again, the Proponent cannot believe that *Pfizer, Inc.* (avail. Jan. 31, 1995) provided the forms to initiate a letter to the CEO in writing and thanked the proponent in writing for this letter to the CEO.

The remaining examples can be met with the same criteria in that a form provided by the Company in writing and accompanied with a follow up thank you in writing cannot be categorized as a grievance or disgruntled action of the nature illustrated by the Company

examples. As the Company would now have it, the Company could with a poker face ask in writing that employees complete a concern form, then thank the employee in writing for doing so, and then rename the concern a complaint to use this so called complaint to perpetually remove any ability for the employee, if a shareholder, to make a proxy recommendation. This is clearly not consistent with the spirit and letter of rule 14a-8.

Harangozo has at every shareholder meeting where he spoke, mentioned his love for the Company, its people and products. The Company with its dividend is the livelihood and bread and butter of Harangozo. The Company is Harangozo's "dividend Ox" in the context of Exodus Chapter 22:1 or the "alien" in the context of Isaiah Chapter 61:5.
Outside the forms and channels offered by the Company, there is no adversarial or disgruntled relationship between the Company and Mr. Harangozo comparable to a shareholder ejection (still laughing), lawsuit, letter to the CEO, year-long campaign etc.

VI The Company response contains critical errors that renders it void of credibility.

The Company claims

"…individual named Neal Renn) (these individuals are referred to herein as the "Harangozo Proponents"). …Although none of the Harangozo Proponents have ever been employed by the Company…"

Indeed, Neal Renn was employed by the Company for approximately a decade and served in part under a colorful manager named Richard Stich. Stich spent hours talking about machine guns, building bombs and related subjects. His language was equally colorful. More materially relevant, the Company claims:

"… (i.e., one Harangozo Proponent submitting a proposal previously
submitted by another Harangozo Proponent). For example, the proposal submitted by
Harangozo in 2012 was subsequently submitted by Mr. Jensen in 2013…

…Based on the foregoing, the Harangozo Proponents' proposals show that Harangozo is
primarily using the shareowner proposal process to provide a platform for continuing to press
his personal, employment-related grievances with the Company and the Supervisor. It is
clear from the facts surrounding the submission of the Proposal that the Proponent is acting
in concert with the other Harangozo Proponents in order to abuse the shareowner proposal
process to achieve Harangozo's personal ends, which are not in the common interest of the
Company's shareowners, and accordingly, the Proposal should properly be excludable under…"

Mr. James Jensen, contacted the Proponent to commend him on his 2013 proposal. This dialogue blossomed to Jensen also submitting proposals. Jensen and Harangozo have never met, never directly corresponded, and but for the Company material including proxy material, Jensen may never heard of the name Martin Harangozo. It is neither possible nor true that Jensen initiated shareholder proposals with intent to further a Company so called personal matter of

Harangozo. The thread that binds all shareholders is that the company performance as shown in the performance charts of the Proposal is subpar to the market. Shareholders are actively corresponding amongst themselves. This common denominator enables the Company to find trace elements of one proposal in another proposal. A decision by Jensen to submit a proposal after dialogue with the Proponent cannot be used to assert that Jensen acted with intent to further a Company claimed personal matter of Harangozo, a shareholder Jensen never met. Indeed the Proponent and Jensen also have never met in person. Once of course a shareholder contacts another shareholder, like a library, he has opportunity to learn and harness a great body of intelligence that collaborating shareholders have accumulated.

VII The Proponent has no grievance or disgruntled position with the Company.
The Company's incorrect comparisons of Harangozo completing Company documents at the Company request, with Company gratitude, to adversarial relationships, in no way transfers a so called Company grievance to other shareholders. Other shareholders are free to research, collaborate and work independently of any other shareholder. This Proponent was never a Company employee, never filed a lawsuit, never campaigned for a cause, nor has any relations with the Company outside that of a shareholder, with the ability to make a proxy recommendation.

CONCLUSION
Based upon the foregoing analysis, the Proponent respectfully request that the Staff concur with the Proponent that it will take action if the Company excludes the Proposal from its 2017 Proxy Materials. The Proponent would be happy to provide you with any additional information and answer any questions that the Staff may have regarding this subject.

In closing, the Proponent humbly recognizes the jurisdiction of the Honorable Staff. In the event that the Staff cannot concur that the Proposal must be included in the proxy, please give consideration to the Proposal without the supporting statements, worded exactly as shown in the THE PROPOSAL portion of this response. This should remove any personal element in this Proposal.

Kind regards

Timothy Roberts (502) 648 – 7901 timclayroberts@insightbb.com

Cc Gibson Dunn shareholderproposals@gibsondunn.com

shareholderproposals@SEC.GOV

February 1, 2017
VIA E-MAIL
Office of Chief Counsel "Office or Staff"
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Martin Harangozo
Securities Exchange Act of 1934—Rule 14a-8

Dear Office:
This letter is to inform you that in the view of the Proponent (defined below) the General Electric Company (the "Company"), must include in its proxy statement and form of proxy for its 2017 Annual Meeting of Shareowners (collectively, the "2017 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof received from Martin Harangozo (the "Proponent"). The Proponent kindly requests concurrence for the reasons explained below.

THE PROPOSAL
RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

 "If you AGREE, please mark your proxy FOR this resolution."

BASES FOR INCLUSION
The Proponent hereby respectfully request that the Staff concur in his view that the Proposal must be included in the 2017 Proxy Materials:

ANALYSIS

The company claims: **"I. The Proposal May Be Excluded Under Rule 14a-8(d) And Rule 14a-8(f)(1)**

Because The Proposal Violates The 500-Word Limitation And The Proponent Failed To Correct This Deficiency After Proper Notice."

Images have not been an issue in the past. The Company is aware of this as mentioned in the Company response.

"We are aware that in *Ferrofluidics Corp*. (avail. Sept. 18, 1992), in response to a company's objection to the size of a graph submitted as part of a proposal, the Staff stated that Rule 14a-8 "only imposes a limitation on the number of words, and provides no basis for equating graphic presentations to words." We respectfully maintain our belief that the Staff's statement in *Ferrofluidics* misapplied the predecessor of Rule 14a-8(d). As discussed above, Rule 14a-8 is an authorizing provision; absent its express terms, shareowners have no right to include any disclosure in the Company's proxy statement. Therefore, we respectfully believe that the proper inquiry should not be whether Rule 14a-8 imposes a limitation on a shareowner's ability to include an image in a company's proxy statement; it should instead have focused on whether Rule 14a-8 authorizes a shareowner proponent to include an image in a company's proxy statement. The text of Rule 14a-8 and its extensive regulatory history contains no such authorization.
We also are aware that in response to the Company's similar arguments in a no-action letter filed in connection with a shareowner proposal last year that included images, the Staff did not concur with exclusion on the basis of Rule 14a-8(d) and Rule 14a-8(f)(1). *See General Electric Company* (avail. Feb. 26, 2016). We respectfully believe that the Staff's position contradicts the historical position that shareowner proposals and supporting statements be subject to reasonable parameters and limitations. The inclusion of images in a shareowner proposal simply cannot be reconciled with the plain language of Rule 14a-8(d), which states…"

The proponent concurs with the Honorable Staff that the images in prior proposals as in this proposal are an enhanced means of communication consistently supported by the Staff.

The Company Claims: "**II. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because the Proponent Seeks To Manipulate And Abuse the Shareowner Proposal Process To Achieve Personal Ends That Are Not In The Common Interest Of the Company's Shareowners."**

The Proponent cannot concur with this for the reasons set forth below:

I This popular proposal has consistent support by the Office from multiple proponents to numerous companies for many years.

Cumulative voting has been popular and submitted by Evelyn Davis to GE for many years. See GE Evelyn Davis 2010 – 2012. See also Time Warner 2009 by Kenneth Steiner.

II Company employees have had consistent support from the Office in shareholder proposals.

Helen Quirini, former company employee successfully submitted numerous shareholder proposals GE (2003 – 2009) as did former Company employee Dennis Rocheleau GE 2013. The ability of the Company to find trace elements of a proposal, the result of collaboration of other shareholders, including a former Company employee has not been an issue in the past.

III The Company handiwork instigated one or more of the Company so called "Harangozo proponents", and thus the Company "created and nourished" its own "monsters".

Company proxy material formerly included the mailing addresses of shareholder proponents. This contributed to lawful and peaceful networking among shareholders. Shareholder in shareholder meetings also meet, greet, and exchange knowledge. In addition shareholders use social media as Facebook and the internet to collect knowledge.   Shareholder Mr. James Jensen initiated communication with another shareholder. The fruits of this communication produced shareholder proposals by Jensen. Outside the communication by the Company to Jensen, including proxy material, Jenson may never have come across the name of the Proponent.

V There is no grievance or personal matter relating to the Proponent that is adversarial or of the disgruntled nature defined by the Company.

The Proponent was provided on numerous occasions from the Company a paper form and or an electronic version of the Company form to complete by the Proponent listing concerns. The company also held annual meetings with employees and solicited concerns at the annual "tell the truth meeting". The company provided the form and requested with a "please" to complete the form and thanked the Proponent for using the form. The action of the Company in providing the Proponent the form and thanking the Proponent for using the form confirms a cordial relationship using the most polite English vocabulary possible, and it was Company procedures established by the Company that initiated the completion of the Company forms. In one letter dated May 25, 2011, Company employee HR representative thanked the Proponent for extending the time for a response in language indicating the Proponent was doing the company a favor in his participation, cooperation, and kind dialogue. A relevant piece of this letter is shown below:



GE - Appliances and Lighting

Appliance Park,
Louisville, KY 40225

May 25, 2011

VIA COURIER & EMAIL

Martin Harangozo

FISMA & OMB Memorandum M-07-16

Dear Mr. Harangozo:

I am providing the Company's response to your Level I Solutions claim. On April 25, 2011, a Solutions meeting was held between you, Matt Johnson and me.[1] During this meeting we discussed the items from the Solutions Level 1 Submission Form you submitted as a result of your April 6, 2011

Redacted

Thank you for extending the Company's time to respond to your claim to May

Redacted

(Change in text size is the Proponents emphasis).

Also:

Baker, Pamela (GE, Appl & Light) <Pamela.Baker@ge.com>   04/11/12 at 8:44 AM

FISMA & OMB Memorandum M-07-16

Martin, have you submitted a new Level I Solutions form? I have not received one. Please complete the Level I form which can be found in the booklet attached and return to me at your earliest convenience. Thank you.

Pam Baker
Legal Systems Administrator
GE – Appliances & Lighting

T 502-452-7414
F 502-452-0347
Pamela.Baker@ge.com

Appliance Park, AP2-225
Louisville, KY 40225, USA
General Electric Company

 For the purpose of interfering with the shareholder process, the company now elects to recast the solicited concern on Company form as a complaint or grievance, and erroneously makes comparisons to shareholder proposals submitted by proponents of other companies that are disgruntled or adversarial. Consider Company example:

:…For example, in *State Street Corp.* (avail. Jan. 5, 2007) the Staff agreed that the company could
exclude under Rule 14a-8(i)(4) a facially neutral proposal that the company separate the positions of chairman and CEO and provide for an independent chairman when brought by a former employee after that employee was ejected from the company's previous annual meeting for disruptive conduct and engaged in a lengthy campaign of public harassment against the company and its CEO.."

It is laughable that the Company compares: the Proponent completing a form provided by the company in writing, where the Company uses please and thanks the Proponent in writing for completing the form, to an individual ejected from a shareholder meeting for disruptive conduct. The Proponent believes and finds it reasonable to believe that *State Street Corp.* (avail. Jan. 5, 2007) did not ask the employee in writing to please behave disruptively nor thank the employee in writing for doing so.

The Company's second example:

"…See also, *MGM Mirage* (avail. Mar. 19, 2001) (concurring
in the exclusion of a proposal that would require the company to adopt a written policy
regarding political contributions and furnish a list of any of its political contributions
submitted on behalf of a proponent who had filed a number of lawsuits against the company
based on the company's decisions to deny the proponent credit at the company's casino and,
subsequently, to bar the proponent from the company's casinos); *International Business…"*

Here again, the Proponent cannot believe that *MGM Mirage* (avail. Mar. 19, 2001) provided the
forms in writing to please initiate numerous lawsuits and thanked the proponent in writing for
filing lawsuits.
Likewise Company example:

"…*International Business Machines Corp.* (Soehnlein) (avail. Jan. 31, 1995) (concurring in the
exclusion of a proposal
to institute an arbitration mechanism to settle customer complaints brought by a customer
who had an ongoing complaint against the company in connection with the purchase of a
software product); *International Business Machines Corp.* (Ludington) (avail. Jan. 31, 1994)
(concurring with the exclusion under the predecessor to Rule 14a-8(i)(4) of a proposal that
would have required the company to provide shareowners with a list of all parties that
receive corporate donations over $5,000 in any one fiscal year, where the proposal was
submitted by a proponent who had been engaged in a year-long campaign to stop corporate
donations to charities that the proponent believed supported illegal immigration and the
company established the proponent's true intent from his correspondence with the company)…"

The "year-long campaign" was in all reasonable circumstances not initiated by the company with
a form in writing using please by the company and a thank you follow up in writing.

Another Company example:

"…*Pfizer, Inc.* (avail. Jan. 31, 1995), the proponent contested the circumstances of
his retirement, claiming that he had been forced to retire as a result of illegal age
discrimination. He also sent a letter to the company's CEO, asking the CEO to review and
remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal
review and from the CEO,…"

Here again, the Proponent cannot believe that *Pfizer, Inc.* (avail. Jan. 31, 1995) provided the
forms with the word please to initiate a letter to the CEO in writing and thanked the proponent in
writing for this letter to the CEO.

The remaining examples can be met with the same criteria in that a form provided by the
Company in writing and accompanied with please and a follow up thank you in writing cannot

be categorized as a grievance or disgruntled action of the nature illustrated by the Company examples. As the Company would now have it, the Company could with a soft voice and poker face ask in writing using please that employees complete a concern form, then thank the employee in writing for doing so, then, rename the concern a complaint to use this so called complaint to perpetually remove any ability for the employee, if a shareholder, to make a proxy recommendation. This is clearly not consistent with the spirit and letter of rule 14a-8.

The Proponent has at every shareholder meeting where he spoke, mentioned his love for the Company, its people and products. The Company with its dividend is the livelihood and bread and butter of the Proponent. The Company is the Proponents "dividend Ox" in the context of Exodus Chapter 22:1 or the "alien" in the context of Isaiah Chapter 61:5.
Outside the forms and channels offered by the Company to the Proponent, there is no adversarial or disgruntled relationship between the Company and the Proponent comparable to a shareholder ejection (still laughing), lawsuit, letter to the CEO, year-long campaign, etc.

VI The Company response contains critical errors that renders it void of credibility.

The Company claims:

"…individual named Neal Renn) (these individuals are referred to herein as the "Harangozo Proponents"). …Although none of the Harangozo Proponents have ever been employed by the Company…"

Indeed, Neal Renn was employed by the Company for approximately a decade and served in part under a colorful manager named Richard Stich. Stich spent hours talking about machine guns, building bombs and related subjects. His language was equally colorful. More materially relevant, the Company claims:

"… (i.e., one Harangozo Proponent submitting a proposal previously
submitted by another Harangozo Proponent). For example, the proposal submitted by
Harangozo in 2012 was subsequently submitted by Mr. Jensen in 2013…

…Based on the foregoing, the Harangozo Proponents' proposals show that Harangozo is primarily using the shareowner proposal process to provide a platform for continuing to press his personal, employment-related grievances with the Company and the Supervisor. It is clear from the facts surrounding the submission of the Proposal that the Proponent is acting in concert with the other Harangozo Proponents in order to abuse the shareowner proposal process to achieve Harangozo's personal ends, which are not in the common interest of the Company's shareowners, and accordingly, the Proposal should properly be excludable under…"

Mr. James Jensen, contacted another shareholder to commend him on his 2013 proposal. This dialogue blossomed to Jensen also submitting proposals. Jensen and the Proponent have never met, never directly corresponded, and but for the Company material including proxy material, Jensen may never heard the Proponents name. It is neither possible nor true that Jensen initiated

shareholder proposals with intent to further a Company so called personal matter of the Proponent.

The thread that binds all shareholders is that the company performance as shown in the performance charts of the Proposal is subpar to other companies. Shareholders are actively corresponding amongst themselves. The Company is perhaps the only company in history that has a valuation decline of over half trillion dollars. This affected millions of people, their livelihood, their way of life. This common denominator enables the Company to find trace elements of one proposal in another proposal. A decision by Jensen to submit a proposal after dialogue with another shareholder cannot be used to assert that Jensen acted with intent to further a Company claimed personal matter of the Proponent, a shareholder Jensen never met. Once of course a shareholder contacts another shareholder, like a library, he has opportunity to contribute and draw from the great well of intelligence that collaborating shareholders have accumulated.

CONCLUSION
Based upon the foregoing analysis, the Proponent respectfully request that the Staff concur with the Proponent that it will take action if the Company excludes the Proposal from its 2017 Proxy Materials. The Proponent would be happy to provide the Staff with any additional information and answer any questions that the Staff may have regarding this subject.

In closing, the Proponent humbly recognizes the jurisdiction of the Honorable Staff. If the Staff finds any of the Proposal to contain any defect, the Proponent wishes to submit to the Staff any truncation or variation of the Proposal the Staff deems necessary to ensure victory.
Kind regards

Martin Harangozo   ***FISMA & OMB Memorandum M-07-16***

Cc Gibson Dunn shareholderproposals@gibsondunn.com

shareholderproposals@SEC.GOV

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 13, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
        Shareowner Proposal of Martin Harangozo.
        Securities Exchange Act of 1934—Rule 14a-8

Dear Office:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareowners (collectively, the "2017 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof received from Martin Harangozo (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Company received the Proposal from the Proponent via email on November 10, 2016. For the reasons addressed in this letter, we believe that the Proposal is excludable under Rule 14a-8(d) and Rule 14a-8(f)(1) because it violates the 500-word limitation and the Proponent failed to correct this deficiency after proper notice and under Rule 14a-8(i)(4) because it is designed to advance a personal interest and grievance of the Proponent. A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials:

- pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation and the Proponent failed to correct this deficiency after proper notice; and
- pursuant to Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim and grievance against the Company and, by providing a platform to publicize the Proponent's claims and grievance against the Company, are designed to benefit the Proponent in a manner that is not in the common interest of the Company's shareowners. As we explain below, the Proponent has a long-standing personal grievance against the Company and his former supervisor and is seeking to use the Proposal and its supporting statements to advance the Proponent's personal grievance.

ANALYSIS

I. **The Proposal May Be Excluded Under Rule 14a-8(d) And Rule 14a-8(f)(1) Because The Proposal Violates The 500-Word Limitation And The Proponent Failed To Correct This Deficiency After Proper Notice.**

   A.   Background

The Proponent submitted the Proposal to the Company via email, which the Company received on November 10, 2016. See Exhibit A. In addition to the text of the resolution and supporting statement, the Proposal contained a page of images, including detailed charts,

graphs, equations and other images (collectively, the "Images").[1] Accordingly, the Company sent a deficiency notice via overnight mail and email to the Proponent notifying him of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice," attached as <u>Exhibit B</u>). With respect to the Images, the Deficiency Notice stated as follows:

> "Rule 14a-8(d) of the Exchange Act requires that a proposal, including any accompanying supporting statement, may not exceed 500 words, and we believe that your Proposal and supporting statement do not satisfy this restriction. To remedy this defect, you must revise the Proposal and supporting statement so that it consists solely of not more than 500 words, which we believe you could satisfy by omitting the 'images'."

The Deficiency Notice was sent by email and overnight mail on November 16, 2016, which was within 14 calendar days of the Company's receipt of the Proposal.

The Proponent sent a response to the Deficiency Notice by email on November 20, 2016 (the "Deficiency Notice Response," attached as <u>Exhibit C</u>). With respect to the Images, the Deficiency Notice Response stated as follows:

> "I am not able to concur that my proposal as submitted falls outside the 500 work [*sic*] limitation. The images will stand with the proposal."

> B.   *Rule 14a-8(d) Authorizes Shareowner Proposals and Supporting Statements Subject to an Aggregate Limitation of 500 Words.*

Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. The Staff has explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement" for purposes of the 500-word limitation. *Staff Legal Bulletin No. 14* (July 13, 2001) ("SLB 14"). On numerous occasions the Staff has concurred that a company may exclude a shareowner proposal under Rules 14a-8(d) and 14a-8(f)(1) because the proposal violated the 500-word limitation. *See, e.g., Amoco Corp.* (avail. Jan. 22, 1997) (permitting the exclusion of a proposal under the predecessors to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal included 503 words and the proponent stated that it included 501 words); *see also Danaher*

---

[1]   The Proponent also included a photograph of himself and requested that it be included in the Company's proxy statement with his Proposal. Because Rule 14a-8 does not require companies to identify shareholder proponents, and the photograph does not constitute part of the Proposal, the Company is not addressing its exclusion of the photograph in this letter.

Corp. (avail. Jan. 19, 2010); *Pool Corp*. (avail. Feb. 17, 2009); *Procter & Gamble Co*. (avail. July 29, 2008); *Amgen, Inc*. (avail. Jan. 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal exceeded the 500-word limitation).

The history of Rule 14a-8 reveals the SEC's intent that shareowner proposals and supporting statements allow for shareowner proponents to express their views in a company's proxy materials only within reasonable parameters and subject to reasonable limitations. Shareowner proponents have in the past attempted to circumvent the word-limit constraint. In 1971, at a time when the Rule's word limit applied only to a proponent's supporting statements but not to the proposal itself, the SEC amended the rule to clarify that "any statements in the text of a proposed resolution which are in effect arguments in support of the proposal are to be considered a part of the supporting statement and subject to the 200-word limitation," noting that shareowners would often "include a preamble or series of 'whereases' which … appear to be an attempt to circumvent" the word limit. *See* SEC Release No. 34-9432 (avail. Dec. 1971). In 1983, the SEC amended Rule 14a-8 to apply an overall 500-word limit applicable to both the shareowner proposal and supporting statement. *See* SEC Release No. 34-20091 (avail. Aug. 1983) ("A proposal and its supporting statement in the aggregate shall not exceed 500 words."). This aggregation was not intended to increase the number of words available to proponents with respect to their proposals. *See* SEC Release No. 34-19135, page 10 (avail. Oct. 1982).

> C.   *Rule 14a-8 Does Not Permit Inclusion of Images in Shareowner Proposals or Supporting Statements.*

Rule 14a-8(d) states that "[t]he proposal, including any accompanying supporting statement, may not exceed 500 words." Rule 14a-8 grants specific and limited rights to shareowners to include a proposal and supporting statement in a company's proxy statement. Absent Rule 14a-8, the Company's shareowners would have no right to include their proposals or supporting statements in the Company's proxy statements.

Rule 14a-8 authorizes shareowner proposals and supporting statements that are limited to 500 words in the aggregate, and does not authorize shareowners to include images. Allowing shareowners to include images permits shareowners to circumvent the purpose of the 500-word limitation by, for example, submitting innumerable graphs and images that the proponent believed relevant to its views. In addition to the Images contained in the Proposal,

the Company received several shareowner proposals last year that included images, one of which consisted of a color photograph of a burning building.[2]

We are aware that in *Ferrofluidics Corp*. (avail. Sept. 18, 1992), in response to a company's objection to the size of a graph submitted as part of a proposal, the Staff stated that Rule 14a-8 "only imposes a limitation on the number of words, and provides no basis for equating graphic presentations to words." We respectfully maintain our belief that the Staff's statement in *Ferrofluidics* misapplied the predecessor of Rule 14a-8(d). As discussed above, Rule 14a-8 is an authorizing provision; absent its express terms, shareowners have no right to include any disclosure in the Company's proxy statement. Therefore, we respectfully believe that the proper inquiry should not be whether Rule 14a-8 imposes a limitation on a shareowner's ability to include an image in a company's proxy statement; it should instead have focused on whether Rule 14a-8 authorizes a shareowner proponent to include an image in a company's proxy statement. The text of Rule 14a-8 and its extensive regulatory history contains no such authorization.

We also are aware that in response to the Company's similar arguments in a no-action letter filed in connection with a shareowner proposal last year that included images, the Staff did not concur with exclusion on the basis of Rule 14a-8(d) and Rule 14a-8(f)(1). *See General Electric Company* (avail. Feb. 26, 2016). We respectfully believe that the Staff's position contradicts the historical position that shareowner proposals and supporting statements be subject to reasonable parameters and limitations. The inclusion of images in a shareowner proposal simply cannot be reconciled with the plain language of Rule 14a-8(d), which states, "The proposal, including any accompanying supporting statement, may not exceed 500 *words*" (emphasis added). The Director of the Division of Corporation Finance has referred to this argument as "the originalist argument."[3] We believe that characterization is accurate, as there is nothing in the regulatory history of Rule 14a-8 to support the conclusion that drafters of the rule anticipated the use of images in proxy statements and shareowner proposals.

We believe there are strong policy reasons why any determination to allow images in shareholder proposals should be addressed through rulemaking, with the benefit of notice and comment. The alternative of a case-by-case determination by the Staff to set parameters

[2] *General Electric Company* (avail. Jan. 29, 2016) (addressing a proposal submitted with a referenced "image" of a burning building); *General Electric Company* (avail. Jan. 19, 2016) (addressing a proposal originally submitted with a graph).
[3] Remarks of Keith Higgins, *Dialogue with the Director*, Meeting of Federal Securities Regulation Committee, American Bar Assn., Business Law Section (Spring 2016 Meeting).

for the use of images, in the absence of any guiding language in Rule 14a-8 addressing issues unique to images, has been criticized by The Business Roundtable[4] and will be expensive and time-consuming for companies, proponents and the Staff. The primary issue is how to equate words with images in a manner that maintains the intent of the provision, as discussed above, of imposing reasonable parameters and reasonable limitations on proponents' supporting statements. Any attempt to equate pictures to words will involve a high degree of subjectivity that the no-action letter process is not well suited for. Among the issues that could be presented by allowing the inclusion of images in shareholder proposals are practical considerations such as how large or small an image should be when reproduced in an issuer's proxy statement, whether an issuer is required to include color images in its proxy statement, whether the issuer would need to use a greater number of colors than it already uses in its proxy statement to accurately reproduce the image, whether images are only allowed if the issuer includes images in other sections of the proxy statement, the costs that issuers bear in formatting proxy statements to include images, and the costs of ensuring that images do not violate any copyrights. Until the Commission has had the opportunity to consider and address all of these types of issues, we respectfully believe that the Staff should reconsider its determination in *General Electric Company* (avail. Feb. 26, 2016) and concur in our view that Images are inconsistent with the 500-word requirement, and therefore that the Proposal may properly be excluded under Rule 14a-8(d).

> D.   *In This Specific Case, the Images Render the Proposal Excludable Under Rule 14a-8(d).*

Even if the Staff does not concur that Rule 14a-8 does not allow for the inclusion of images in shareowner proposals, the Images submitted by the Proponent render the Proposal properly excludable under Rule 14a-8(d).

Before the Staff was directly presented with the issue of whether images are permissible under Rule 14a-8(d), the Staff's determinations in *Ferrofluidics* and in other no-action letters indicate that the Staff has not viewed graphs and images as unregulated under Rule 14a-8. For example, in *Aetna Life & Casualty Co.* (avail. Jan. 18, 1995), the Staff concurred in the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the proponent attempted to circumvent the 500-word limit by using charts and graphs. *See also American Express Co.* (avail. Jan. 18, 1995) (concurring with the exclusion of a proposal under the

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[4] "As a result, what types of images, if any, the staff will allow companies to exclude currently remains unclear." Responsible Shareholder Engagement & Long-Term Value Creation, BUSINESS ROUNDTABLE (Oct. 31, 2016), http://businessroundtable.org/resources/responsible-shareholder-engagement-long-term-value-creation.

predecessor rule to Rule 14a-8(d) where the company argued that the proponent's initial "proposal and supporting statement well exceed the 500-word limit: the proposal and support consists of over 4 pages of single spaced charts and verbiage") and, more recently, *General Electric Company* (avail. Dec. 9, 2014) (concurring with the exclusion of a proposal under Rule 14a-8(d) where the proponent's proposal exceeded 500 words including words, numbers and symbols on an accompanying graph).

Here, if the Images are to be compared to words, the Proposal clearly exceeds the equivalent of 500 words. The Images, as submitted, take up a full page, well in excess of the space that 500 words would occupy in the Company's proxy statement. In addition, even if the Company is expected to resize the Images, shrinking the Images so they and the text of the Proposal fit in the amount of space required for 500 words would make the text in the Images illegible, as shown on Exhibit D.[5] Thus, the amount of space the Proposal (including the Images) would require in the proxy statement for the Images to be legible exceeds the amount of space required for 500 words to be legible in the proxy statement. *See* Exhibit D (comparing a page mock-up of text from the Company's 2016 proxy statement containing 499 words (excluding the headings), and which has been reformatted from the Company's preferred double column format, with the correspondingly sized Proposal containing the Images).

In summary, the Proposal contains the Images which were not removed or revised within 14 days after receipt of the Deficiency Notice in accordance with Rule 14a-8(f)(1). Accordingly, because Rule 14a-8(d) allows only for the inclusion of words and does not authorize the inclusion of images in shareowner proposals and supporting statements, and regardless because the Images, as submitted, take up a full page, and the amount of space the Proposal would require in the proxy statement for the Images to be legible exceeds the amount of space required for 500 words to be legible in the proxy statement, the Proposal is properly excludable under Rule 14a-8(d).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because the Proponent Seeks To Manipulate And Abuse the Shareowner Proposal Process To Achieve Personal Ends That Are Not In The Common Interest Of the Company's Shareowners.

A. *Background On Rule 14a-8(i)(4).*

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[5] Stated differently, reducing the size of the Images so that the Proposal is comparable to the size of a 500-word proposal results in the Images being so small that important information included in the Images is illegible, resulting in the Images being misleading and justifying exclusion under Rule 14a-8(i)(3).

Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Commission has stated, in discussing the predecessor of Rule 14a-8(i)(4) (Rule 14a-8(c)(4)), that Rule 14a-8 "is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process . . . ." Exchange Act Release No. 19135 (Oct. 14, 1982). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a shareowner proposal involving a personal grievance or furthering a personal interest not shared by other shareowners is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) provides a means to exclude shareowner proposals the purpose of which is to "air or remedy" a personal grievance or advance some personal interest. This interpretation is consistent with the Commission's statement at the time the rule was adopted that "the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Commission also has confirmed that this basis for exclusion applies even to proposals phrased in terms that "might relate to matters which may be of general interest to all security holders," and thus that Rule 14a-8(i)(4) justifies the omission of neutrally worded proposals "if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Exchange Act Release No. 19135 (Oct. 14, 1982). Consistent with this interpretation of Rule 14a-8(i)(4), the Staff on numerous occasions has concurred in the exclusion of a proposal that included a facially neutral resolution, but where the facts demonstrated that the proposal's true intent was to further a personal interest or redress a personal claim or grievance. For example, in *State Street Corp.* (avail. Jan. 5, 2007) the Staff agreed that the company could exclude under Rule 14a-8(i)(4) a facially neutral proposal that the company separate the positions of chairman and CEO and provide for an independent chairman when brought by a former employee after that employee was ejected from the company's previous annual meeting for disruptive conduct and engaged in a lengthy campaign of public harassment against the company and its CEO. *See also, MGM Mirage* (avail. Mar. 19, 2001) (concurring in the exclusion of a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions submitted on behalf of a proponent who had filed a number of lawsuits against the company

based on the company's decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos); *International Business Machines Corp.* (Soehnlein) (avail. Jan. 31, 1995) (concurring in the exclusion of a proposal to institute an arbitration mechanism to settle customer complaints brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product); *International Business Machines Corp.* (Ludington) (avail. Jan. 31, 1994) (concurring with the exclusion under the predecessor to Rule 14a-8(i)(4) of a proposal that would have required the company to provide shareowners with a list of all parties that receive corporate donations over $5,000 in any one fiscal year, where the proposal was submitted by a proponent who had been engaged in a year-long campaign to stop corporate donations to charities that the proponent believed supported illegal immigration and the company established the proponent's true intent from his correspondence with the company).

As addressed below, although the Proposal itself is phrased in terms that "might relate to matters which may be of general interest to all security holders," it is clear from the facts surrounding the submission of the Proposal that the Proponent is coordinating with other individuals in order to abuse the shareowner proposal process to assert the Proponent's personal grievance and advance the Proponent's personal objectives, which are not in the common interest of the Company's shareowners, and accordingly, the Proposal is properly excludable under Rule 14a-8(i)(4).

> B. *Background on the Proponent's Manipulation and Abuse of the Shareowner Proposal Process.*

The Proponent was hired by the Company in 1990 and was employed in the Company's appliance parts sourcing division before separating from the Company in April 2011. Two days after his separation from employment, the Proponent filed a claim against the Company under the Company's alternative dispute resolution ("ADR") process,[6] asserting various allegations regarding his conduct while employed with the Company and seeking monetary and other relief. In August 2011, the Proponent petitioned for mediation of his claims through another level of the Company's dispute resolution program. In August 2012, the Proponent submitted a complaint against the Company, which the Proponent subsequently amended to add additional allegations and continued to assert allegations relating to the Company and his former supervisor (the "Supervisor") and to pursue claims against the Company through the ADR process.

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[6]   The Company does not take issue with Harangozo's use of the Company's alternative dispute resolution process, which the Company views as an appropriate forum for employees to raise any grievances.

Commencing in 2012, the Company received shareholder proposals from the Proponent and two other individuals, Timothy Roberts and Robert Fredrich. In 2013, 2014, and 2015 in connection with the Company's 2016 Annual Meeting, the Company received proposals from the Proponent, Timothy Roberts, Robert Fredrich, and James Jensen, and recently the Company received shareholder proposals from the Proponent and Timothy Roberts in connection with its 2017 Annual Meeting (in addition, in 2013 the Company received a proposal from an individual named Neal Renn) (these individuals are referred to herein as the "Harangozo Proponents"). Over the last five years, the proposals submitted by the Proponent and the Harangozo Proponents have addressed a variety of corporate governance or executive compensation topics. However, it is clear that the Proponent and the Harangozo Proponents have coordinated these submissions,[7] and they have rotated the proposals among one another year-to-year (*i.e.*, one Harangozo Proponent submitting a proposal previously submitted by another Harangozo Proponent). For example, the proposal submitted by the Proponent in 2012 was subsequently submitted by Mr. Jensen in 2013, the proposal submitted by Mr. Fredrich in 2012 was substantially similar to the proposals submitted by Mr. Roberts in 2013 and 2014, and the proposal submitted by Mr. Renn in 2013 is comparable to the proposals submitted by Mr. Fredrich in 2014 and 2015.

More significantly, the proposals submitted by the Proponent and the Harangozo Proponents, just as with the proposals submitted this year, serve primarily as a platform to assert claims relating to the alleged treatment by the Company and by the Supervisor of an aggrieved unidentified employee, and to provide the Proponent a platform to speak during the business portion of the Company's annual meetings. Although none of the Harangozo Proponents

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[7]   On November 5, 2015, Mr. Roberts emailed his proposal to the Company and on November 6, 2015, Mr. Roberts emailed Mr. Fredrich's proposal to the Company, stating in his email that "Robert Fredrich asked me to send this to you on his behalf." In 2015, Mr. Roberts corresponded with the Company and the Company's counsel on behalf of Mr. Jensen, indicating in one of his emails to the Company and its counsel that "I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014." Copies of this correspondence are attached to this letter as Exhibit E. Additionally, the email submissions of the proposals for inclusion in the Company's 2017 proxy statement indicate that all of the following materials were originally created and/or processed on the same computer or are tagged as being authored by the Proponent:
- The Proponent's Proposal, including the Images;
- Mr. Roberts' 2016 shareowner proposal and image;
- The "image" submitted by Mr. Fredrich in 2015;
- The "image" submitted by the Proponent in 2015;
- The "image" submitted by Mr. Jensen in 2015;
- The "image" originally submitted by Mr. Roberts and subsequently deleted from his submission to the Company in 2015;
- Mr. Roberts' November 23, 2015 letter from Scottrade regarding his ownership of Company stock;
- Mr. Roberts' revised 2015 shareowner proposal; and
- Mr. Fredrich's 2015 shareowner proposal.

have ever been employed by the Company, the table below demonstrates that their supporting statements, which refer to the concerns of "shareholders" to address what clearly are employee incidents, have consistently served to publicize and advance the Proponent's personal employment-related grievance. Copies of the Harangozo Proponents' proposals submitted in prior years and mentioned below are attached to this letter as Exhibit F. Thus, the Harangozo Proponents have used the shareowner proposal process to publicly vent and broadcast the Proponent's grievances regarding the Company and the Supervisor, as illustrated below. Notwithstanding the final conclusion of the ADR proceeding, the proposals reflect the Proponent's on-going campaign to harass the Company and further his personal interests.

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
"November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss [the Supervisor] stated 'We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time.'" http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf" "There are routine compromises in the 'spirit and letter commitment.'"	Robert Fredrich, 2013 and 2014 proposals
"During the year 2011 a concern was raised regarding the accounting practices of [the Supervisor], General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company." "After careful and thoughtful review, some shareholders believe that [the Supervisor] used accounting practices not consistent with Generally Accepted Accounting Principles, and, or, failed to use prudence in accounting as recommended in the 'Spirit and Letter'."	Timothy Roberts, 2015 proposal

GIBSON DUNN

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
"Some shareholders believe 2010 purchasing boss [the Supervisor] at the former General Electric Appliance service parts business fostered dishonesty. Some shareholders believe that [an employee] impersonated a buyer and lied about it, [the Supervisor] lied to cover [that employee], and [GE Manager] appeared disappointed with efforts to drive out truth. . . . Some shareholders believe an Indian team member sold General Electric owned appliance service parts using e-bay, pocketing an inordinate booty."	Timothy Roberts, 2016 proposal
"Current economy pressures employees to falsify completed work pandering to the mood of the boss." "Clearly shareholders would not want [the Supervisor] … or subordinates they intimidated to 'lie for the boss'. . . ." "Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored." "[The Supervisor], 2010 Appliance Parts Sourcing boss presented angry facial expressions. [The Supervisor] stated he thought he … completed document retention." "[The Supervisor] led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer a two million price decrease." "[The Supervisor] retaliated against the honorable employee."	Neal Renn, 2013 proposal
"While some health ahead encouragement exists at General Electric, the initiatives have been spotty. [GE Manager], appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe … [the Supervisor], 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made available classification of individuals as normal, overweight, obese	Robert Fredrich, 2015 proposal

GIBSON DUNN

Division of Corporation Finance
December 13, 2016
Page 13

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
and extremely obese depending on height and weight. An individual, who concurs with the General Electric classifications glanced at [the Supervisor] and corresponded that [the Supervisor] was very obese." "Some shareholders believe [the Supervisor] retaliated against those following the health commandments of [GE Manager]. Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy. . . . If [the Supervisor] is very obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees."	
"The Spirit and Letter advises its readers that concerns submitted will be treated confidentially, and on a need to know basis. . . . During the year 2011 a concern was raised regarding the accounting practices of [the Supervisor], General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company. Elements of the concern including the separation date of the employee raising the concern were submitted to the SEC. This submission was a failed company effort to silence one or more shareholders from making a proxy recommendation. As this involved the company's corporate counsel, it stands to reason that Mr. Immelt was knowledgeable and or complicit in this decision." "Some shareholders found evidence, and believe that the retaliation efforts of [the Supervisor] included following his victim to a church, and falsely accusing the victim of threatening to kill him ([the Supervisor] [*sic*]). Some shareholders believe this last retaliation effort by [the Supervisor] was designed to interfere with the victims religious practices. . . . Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality."	Timothy Roberts, 2015 proposal

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
While *The Spirit And Letter* . . . promise confidentiality regarding concerns, General Electric provided concerns to a third party knowing they would post on internet . . . [a former] 2013 General Electric employee unsuccessfully bartered confidentiality in exchange to silence shareholder voice."	Timothy Roberts, 2016 proposal
"When [the Supervisor] appeared in 2014 proxy, the iconic hundred year appliance business sold months after the shareholder meeting."	Timothy Roberts, 2016 proposal
"August 2012 General Electric recalled million appliances posing fire hazards. Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test. General Electric used child photography in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns. (Case 3:08-CV-00082-JHM-DW Page ID# 1325)."	Robert Fredrich, 2013 proposal
"The importance of such a study is illuminated by another example of an employee who raised fire an explosion concern at the Louisville KY appliance facility. His social security number was made public. He was reinstated after a four year legal battle with compensation. Some shareholders believe his case is rare, and that his success was in part due to sworn testimony of a company boss who exclaimed 'God I hate that fucking nigger' case 3.08-cv-00008-JBC-DW Document 75. Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality. The fire concerns are interesting to some shareholders as ironically there was a fire at General Electric Appliance Park (see image)."	Timothy Roberts, 2015 proposal

Based on the foregoing, the Harangozo Proponents' proposals show that the Proponent is primarily using the shareowner proposal process to provide a platform for continuing to press his personal, employment-related grievances with the Company and the Supervisor. It is clear from the facts surrounding the submission of the Proposal that the Proponent is acting

in concert with the other Harangozo Proponents in order to abuse the shareowner proposal process to achieve the Proponent's personal ends, which are not in the common interest of the Company's shareowners, and accordingly, the Proposal should properly be excludable under Rule 14a-8(i)(4).

   C. *Discussion.*

As noted above, Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. Here, each of the elements of Rule 14a-8(i)(4) is satisfied:

1) a personal grievance exists in the disagreement that the Proponent has over his employment with the Company and the criticism he has leveled against the Supervisor, as evidenced by the discussion of his employment grievances in the proposals submitted through the Harangozo Proponents; and

2) while the Proponent keeps his own statements in the Proposal and the supporting statements neutral to provide himself a platform for speaking at the Company's annual meetings, the statements contained in the proposals submitted through the Harangozo Proponents specifically address the Proponent's personal grievance and are designed to ensure that his personal grievance likewise is before the Company's shareowners at the annual meeting.

For purposes of Rule 14a-8(i)(4), it does not matter if the Proponent is not identified by name in the proposals submitted through the Harangozo Proponents or their supporting statements. Nor should it matter that the Proponent's own Proposal does not, on its face, address his personal grievance with the Company. As noted above, in Exchange Act Release No. 19135, the Commission stated that under the language now found in Rule 14a-8(i)(4), proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *See* Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) clearly contemplates looking beyond the four corners of a proposal for purposes of identifying the personal grievance to which the submission of the proposal relates. Here, one need not look far. As in past years, the proposals reflect a coordinated effort to continue to assert allegations regarding the Proponent's conduct as an employee of the Company and his personal grievance with the Company and the Supervisor.

The Proponent's abuse of the shareowner proposal process is the type of situation that has provoked criticism of the rule and is the type of situation that Rule 14a-8(i)(4) was intended to avoid. We respectfully believe that the Staff's determination not to agree in exclusion of the Proponent's proposals in *General Electric Company* (avail. Feb. 26, 2016) and *General Electric Company* (avail. Jan. 25, 2016) are inconsistent with the very reasons for the existence of Rule 14a-8(i)(4), which, as noted above, was designed to prevent shareowners from using Rule 14a-8 as a means "to redress a personal grievance or further a personal interest." In addition, we note that the Staff's position also contradicts its position in *General Electric Co.* (avail. Feb. 2, 2005). There the proponent also was a former employee of a business unit of the Company and also had initiated claims against the Company regarding her employment, which in that case had been concluded in the Company's favor. The proponent then submitted a shareowner proposal to the Company requesting that its CEO "reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." On its face, the proposal and supporting statements did not refer to the proponent's grievance. However, the fact that the proposal was in furtherance of a personal grievance was clear from disclosures that were referenced in the proposal's supporting statement. Here, that fact is demonstrated by the coordinated presentation of the Proponent's grievance as discussed above.

Similarly, in *Pfizer, Inc.* (avail. Jan. 31, 1995), the proponent contested the circumstances of his retirement, claiming that he had been forced to retire as a result of illegal age discrimination. He also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO, the proponent submitted what Pfizer described in its no-action request to the Staff as a "very unclear" shareowner proposal that appeared to seek a shareowner vote on the CEO's compensation. Despite the proposal addressing a topic that potentially could have been of general interest among Pfizer's shareowners, Pfizer argued that the evidence of the proponent's continued claims against Pfizer, including in the letter that the proponent sent to the CEO, supported the conclusion that the shareowner proposal was part of his effort to seek redress against Pfizer, and the Staff concurred that the proposal was excludable under the predecessor to Rule 14a-8(i)(4). *See also American Express Co.* (avail. Jan. 13, 2011) (proposal to amend the code of conduct to include mandatory penalties for non-compliance was excludable as a personal grievance when brought by a former employee who previously had sued the company for discrimination and defamation).

The Company is aware that the Staff has been unable to concur in the exclusion of proposals where the proposal, as the Commission stated in Exchange Act Release No. 20091 (Aug. 16, 1983) related "to an issue in which a proponent was personally committed or intellectually and emotionally interested," but which also was an issue of interest to security

holders at large. However, the proposals submitted by the Proponent, both in his own capacity and through the Harangozo Proponents, including this Proposal, are distinguishable from proposals that relate to an issue in which a proponent is personally committed or intellectually or emotionally interested in two critical respects. First, it is clear from the "supporting statements" that the Proponent has no interest in and is not advocating the subject of the Proposal, but instead is using the Proposal as a platform for harassing the Company and its employees and as a lever for speaking at the Company's annual meetings. Second, the Proponent's personal grievance against the Company are the most prevalent subject consistently raised through the Harangozo Proponents, despite their proposals superficially mentioning general governance matters. Thus, the purpose of the Harangozo Proponents' proposals is to further the Proponent's personal ends, not to address the governance issues to which the Proponent's statements are appended. Therefore, the context in which the Proposal should be viewed is distinguishable from instances where a former employee is instead a passionate advocate of an issue of interest to security holders at large.

Finally, it should not be relevant that the personal claim or grievance is not set forth in the Proposal or its supporting statements, because statements regarding the grievance are contained in materials created by the Proponent with the intent that those statements appear in the Company's proxy statement. Moreover, the Staff previously has concurred with the exclusion of proposals when the claim or grievance belonged to someone other than the proponent. In *Burlington Northern Santa Fe Corp.* (avail. Feb. 1, 2001), the company received six shareowner proposals, one from a former disgruntled employee and five from other individuals. The former employee, the driving force behind the submission of all six proposals, had a long-standing grievance against the company. In *Burlington Northern Santa Fe*, the company argued that all six proposals, although some were submitted by other nominal proponents, were designed to address the former employee's personal grievance against the company. The Staff concurred with exclusion of all six proposals under Rule 14a-8(i)(4), stating that the proposals "appear to relate to the redress of a personal claim or grievance or are designed to result in a benefit to the proponents or further a personal interest, which benefit or interest is not shared with other security holders at large." Similarly, in *NMR of America Inc.* (avail. May 11, 1993), a husband and wife each submitted a shareowner proposal to the company, and in response to the company's arguments demonstrating that both proposals were in furtherance of claims made by the husband and his son against the company, the Staff concurred with the exclusion of both proposals under the predecessor to Rule 14a-8(i)(4).

Here, the Proposal and the other proposal operate to advance the Proponent's personal grievance and enable the Proponent to continue to pursue his personal grievance through the shareowner proposal process and the Company's annual meeting. As such, the Proposal clearly is part of Harangozo's attempt to manipulate and abuse the shareowner proposal

process to achieve personal ends that are not in the common interest of the Company's shareowners. Even though the Proponent did not include references to his grievance in his own Proposal, through the other Harangozo Proponents, it is clear that the Proponent is abusing the shareowner proposal process by coordinated actions raising allegations "that are not necessarily in the common interest of the issuer's shareholders generally." Rule 14a-8(i)(4) was promulgated "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Thus we believe that the Proposal is excludable under Rule 14a-8(i)(4).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Brian Sandstrom, the Company's Executive Counsel, Corporate, Securities and Finance, at (617) 443-2920.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Brian Sandstrom, General Electric Company
        Martin Harangozo

GIBSON DUNN

<u>EXHIBIT A</u>

-----Original Message-----

From: Martin Harangozo**FISMA & OMB Memorandum M-07-16***

Sent: Thursday, November 10, 2016 2:25 PM

To: ~CORP ShareownerProposals <Shareowner.Proposals@ge.com>

Cc: shareholderproposals@sec.gov

Subject: HarangozoGEProposal2017

Please include the attached shareholder proposal and image in the proxy for voting at the GE 2017 shareholder meeting.

I have sufficient shares to submit a proposal in my 401K account held with the company. As in previous years, you can confirm this.

I intend to hold my shares until the end of the GE 2017 annual shareholder meeting.

As the GE proxy previously contained photos of directors, please in kind recognize proxy contributors who make shareowner recommendations photographically when so requested.

Please include my photo with my proposal. This photo is also attached.

Kind regards

-Martin Harangozo

FISMA & OMB Memorandum M-07-16

Sent to:

shareowner.proposals@ge.com

cc:

shareholderproposals@sec.gov

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

 "If you AGREE, please mark your proxy FOR this resolution."

Debt/Earnings (DE) Study: GE, JNJ, AAPL



Immelt (10-1-00) buys @ 6.67, sells @ 57.75 (options), then buys @ 8.26. On 9-26-14 (26.53), he **gains 2,580%**

Shareholders during the same time are **down 55%**.

One Dollar:
Shareholder Vs Immelt

DE = 25 **Very High**
45% Drop (9/11/01- 9/26/2014)

DE = 1 **Very Low**
92% Gain (9/11/01- 9/26/2014)

DE = 0 (2-3-2004) **Perfect!**
480% Gain (9/11/01- 9/26/2014)

General Electric

Johnson & Johnson

Apple

09-11-2001 →

Harangozo Image

Debt Driven Volatility Hurts Shareholders, yet Enriches the CEO who 'wisely' trades



GIBSON DUNN

EXHIBIT B

From:	Sandstrom, Brian (GE Corporate)
To:	***FISMA & OMB Memorandum M-07-16***
Cc:	Briggs, Aaron (GE Corporate); Rup, Patricia (GE Corporate)
Subject:	RE: HarangozoGEProposal2017
Attachments:	Harangozo Deficiency Notice.pdf

Dear Mr. Harangozo,

Attached please find a deficiency notice in connection with the shareowner proposal that you submitted to GE on November 10, 2016. A hard copy of this notice is being sent to you by overnight mail.

Regards,

Brian Sandstrom
Executive Counsel, Corporate, Securities & Finance
GE, 41 Farnsworth St., Boston MA 02210
brian.sandstrom@ge.com
T +1 617 ***FISMA & OMB Memorandum M-07-16***

-----Original Message-----
From: Martin Harangozo ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 10, 2016 2:25 PM
To: ~CORP ShareownerProposals <Shareowner.Proposals@ge.com>
Cc: shareholderproposals@sec.gov
Subject: HarangozoGEProposal2017

Please include the attached shareholder proposal and image in the proxy for voting at the GE 2017 shareholder meeting.

I have sufficient shares to submit a proposal in my 401K account held with the company. As in previous years, you can confirm this.

I intend to hold my shares until the end of the GE 2017 annual shareholder meeting.

As the GE proxy previously contained photos of directors, please in kind recognize proxy contributors who make shareowner recommendations photographically when so requested.

Please include my photo with my proposal. This photo is also attached.

Kind regards

-Martin Harangozo

FISMA & OMB Memorandum M-07-16

Sent to:
shareowner.proposals@ge.com
cc:
shareholderproposals@sec.gov



Brian Sandstrom
Executive Counsel
Corporate, Securities & Finance

General Electric Company
41 Farnsworth Street
Boston, MA 02210

T (617) 443-2920
M (475) 449-3371
F (617) 428-8450

brian.sandstrom@ge.com

November 16, 2016

VIA OVERNIGHT MAIL AND EMAIL

Martin Harangozo

FISMA & OMB Memorandum M-07-16

Dear Mr. Harangozo:

I am writing on behalf of General Electric (the "Company"), which received on November 10, 2016, your shareowner proposal submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Under Rule 14a-8(b) of the Exchange Act, a shareowner must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the shareowners' meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareowner's intent to continue to hold the required number or amount of shares through the date of the shareowners' meeting at which the Proposal will be voted on by the shareowners. We believe that your written statement in your November 10, 2016 correspondence that "I intend to hold my shares until the end of the GE 2017 annual shareholder meeting" is not adequate to confirm that you intend to hold the required number or amount of the Company's shares through the date of the 2017 Annual Meeting of Shareowners. To remedy this defect, you must submit a written statement that you intend to continue holding the required number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Shareowners.

In addition, the Proposal and supporting statement consist of words and "images." Rule 14a-8(d) of the Exchange Act provides that a proposal, including any accompanying

Mr. Martin Harangozo
November 16, 2016
Page 2

supporting statement, may not exceed 500 words, and we believe that your Proposal and supporting statement do not satisfy this restriction. To remedy this defect, you must revise the Proposal and supporting statement so that it consists solely of not more than 500 words, which we believe you could satisfy by omitting the "images".

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 41 Farnsworth Street, Boston, MA 02210. Alternatively, you may transmit any response by email to me at brian.sandstrom@ge.com.

If you have any questions with respect to the foregoing, please contact me at (617) 443-2920. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Brian Sandstrom
Executive Counsel, Corporate, Securities & Finance

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

> (i) Would disqualify a nominee who is standing for election;
>
> (ii) Would remove a director from office before his or her term expired;
>
> (iii) Questions the competence, business judgment, or character of one or more nominees or directors;
>
> (iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
>
> (v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to paragraph (i)(9):* A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

> *Note to paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

> (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
>
> (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
>
> (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT C

From: Martin Harangozo ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, November 20, 2016 9:17 PM
To: Sandstrom, Brian (GE Corporate) <brian.sandstrom@ge.com>
Cc: Briggs, Aaron (GE Corporate) <aaron.briggs@ge.com>; Rup, Patricia (GE Corporate)
<patricia.rup@ge.com>
Subject: EXT: Re: HarangozoGEProposal2017

Dear Mr. Sandstrom
Attached please find a deficiency notice response in connection with the shareowner proposal that I submitted to GE
on November 10, 2016

From: "Sandstrom, Brian (GE Corporate)" <brian.sandstrom@ge.com>
To: ***FISMA & OMB Memorandum M-07-16***
Cc: "Briggs, Aaron (GE Corporate)" <aaron.briggs@ge.com>; "Rup, Patricia (GE Corporate)"
<patricia.rup@ge.com>
Sent: Wednesday, November 16, 2016 3:19 PM
Subject: RE: HarangozoGEProposal2017

Dear Mr. Harangozo,

Attached please find a deficiency notice in connection with the shareowner proposal
that you submitted to GE on November 10, 2016. A hard copy of this notice is being
sent to you by overnight mail.

Regards,

Brian Sandstrom
Executive Counsel, Corporate, Securities & Finance
GE, 41 Farnsworth St., Boston MA 02210
brian.sandstrom@ge.com
T +1 617 443 ***FISMA & OMB Memorandum M-07-16***

-----Original Message-----
From: Martin Harangozo   ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 10, 2016 2:25 PM
To: ~CORP ShareownerProposals <Shareowner.Proposals@ge.com>
Cc: shareholderproposals@sec.gov
Subject: HarangozoGEProposal2017

Please include the attached shareholder proposal and image in the proxy for voting at
the GE 2017 shareholder meeting.

I have sufficient shares to submit a proposal in my 401K account held with the
company. As in previous years, you can confirm this.

I intend to hold my shares until the end of the GE 2017 annual shareholder meeting.

As the GE proxy previously contained photos of directors, please in kind recognize proxy contributors who make shareowner recommendations photographically when so requested.

Please include my photo with my proposal. This photo is also attached.

Kind regards

-Martin Harangozo

FISMA & OMB Memorandum M-07-16

Sent to:
shareowner.proposals@ge.com
c
shareholderproposals@sec.gov

I have received your deficiency notice dated Nov 16, 2016. I hope you have been well since the exciting shareholder meeting in Florida. Immelt attempted to snuff me out but shareholders chanted "let him speak" overpowering Immelt. Immelt attempted to argue with me regarding the exercising of stock options. Indeed, I intend to continue holding the required number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Shareowners.

With regards to the 500 word rule: Unlike your letter to Steven Towns dated November 7, 2011 where you state that the proposal contains more than 500 words and comment to the counting method, your letter pertaining to my proposal does not state that it exceeds 500 words. Microsoft Office word count for the proposal is 148 words. The Harangozo Image contains 164 words summarized below using the counting method in the Towns letter. The facial expression image contains no words. The total is 312 words. With various word counting methods, that is substantial distance between 312 words and 500 words (188). Your absence of stating that the Harangozo proposal contains more than 500 words with the counting method as detailed in the Towns letter strongly suggests that you agree with me in that the word count is less than 500 words. In your letter to the SEC, Jan 15 2016 regarding a proposal by James Jenson, via Counsel Gibson Dunn, you acknowledge that "there is no basis for equating graphic presentations to words". You believe that the staffed misapplied the predecessor or goofed up. You were wrong. Gibson Dunn bulletin bearing former GE employee Lori Zyskowski's name titled Shareholder Proposal Developments noted that shareholders may seek to include graphics in shareholder proposals.

 I am not able to concur that my proposal as submitted falls outside the 500 work limitation. The images will stand with the proposal.

In the event that the SEC wishes to remove the images, I will remove them if and only if the SEC makes such a requirement. In some cases the SEC makes suggestions that enable a proposal fit for the proxy if those remedies are relatively minor in nature. I will humbly honor the jurisdiction of the SEC.

 Harangozo Image word summary

The # of words in the title is	7
The # of words in the Immelt sentence is	19
The # of words in the shareholder sentence is	8
The # of words in the bar graph is	20
The # of words in the GE graph is	20
The # of words in the J & J graph is	20
The # of words in the Apple graph is	19
The # of words in the GE graph comments	10
The # of words in the J & J graph comments	10
The # of words in the Apple graph comments	10
The # of facial expressions in the image	5
The # of words in the conclusion	14
The # of words to identify Harangozo Image	2
Total	164

GIBSON DUNN

EXHIBIT D

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

 "If you AGREE, please mark your proxy FOR this resolution."



Shareowner Proposal No. 1—Lobbying Report

Brad Woolworth, on behalf of The City of Philadelphia Public Employees Retirement System, has informed us that he intends to submit the following proposal at this year's meeting:

Whereas, we believe in full disclosure of our company's direct and indirect lobbying activities and expenditures to assess whether GE's lobbying is consistent with GE's expressed goals and in the best interests of shareowners.

Resolved, the shareowners of General Electric Company ("GE") request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by GE used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Description of management's decision making process and the Board's oversight for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which GE is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on GE's website.

Supporting Statement

As shareowners, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation, both directly and indirectly. GE spent $31.41 million in 2013 and 2014 on direct federal lobbying activities (opensecrets.org). This figure does not include lobbying expenditures to influence legislation in states, where GE also lobbies but disclosure is uneven or absent. For example, GE spent $182,647 on lobbying in California in 2014. GE's lobbying over military spending has attracted media scrutiny ("Top Defense Contractors Spend Millions to Get Billions," *Center for Public Integrity,* Aug. 5, 2015).

GE is a member of the Chamber of Commerce, which spent over $124 million lobbying in 2014 and has spent more than $1 billion on lobbying since 1998. GE does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. GE will disclose its non-deductible trade association payments used for political contributions, but this does not cover payments used for lobbying. This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions. Transparent reporting would reveal whether company assets are being used for objectives contrary to GE's long-term interests.

Absent a system of accountability and disclosure, corporate assets may be used for objectives that pose risks to the company. For example, GE "supports policies that promote lower carbon emissions," yet the Chamber is aggressively attacking the EPA on its new Clean Power Plan to address climate change ("Move to Fight Obama's Climate Plan Started Early," *New York Times,* Aug. 3, 2015). We urge support for this proposal.

 

GIBSON DUNN

<u>EXHIBIT E</u>

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

From: Devereaux Jensen ***FISMA & OMB Memorandum M-07-16***
Date: November 20, 2014 at 12:04:53 PM EST
To: Tim Roberts ***FISMA & OMB Memorandum M-07-16***
Cc: ShareholderProposals <shareholderproposals@sec.gov>, "Ronald O. Mueller" <RMueller@gibsondunn.com>, lori zyskowski <lori.zyskowski@ge.com>
Subject: Re: JamesJensenGE2015ShareholderProposal

I, James (Jim) Jensen, approve this message.

James (Jim) Jensen

On Wed, Nov 19, 2014 at 11:50 AM, ***FISMA & OMB Memorandum M-07-16*** wrote:
Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

GIBSON DUNN

EXHIBIT F

-----Original Message-----
From: timclayroberts@insightbb.com [mailto:timclayroberts@insightbb.com]
Sent: Thursday, November 10, 2016 1:41 PM
To: ~CORP ShareownerProposals <Shareowner.Proposals@ge.com>
Cc: shareholderproposals@sec.gov
Subject: RobertsGEShareholderProposal 2017

Please include the attached shareholder proposal and image in the General Electric 2017 proxy statement.

I will hold sufficient shares of GE common stock until the shareholder meeting concludes.

Regards

Tim Roberts
Timothy Roberts.   ***FISMA & OMB Memorandum M-07-16***

sent to:
shareowner.proposals@ge.com
cc:
shareholderproposals@sec.gov

Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings. If shareholders had the power to replace directors through written consent, it is likely that our board would be more responsive to director qualifications.

Welch outperformed, Immelt underperformed the market as shown by the image that excludes dividends. Some shareholders believe dishonesty is the culprit. Examples abound. Some shareholders believe 2010 purchasing boss Matthew Johnson at the former General Electric Appliance service parts business fostered dishonesty. Some shareholders believe that Carol Mays impersonated a buyer and lied about it, Matthew Johnson lied to cover Carol Mays, and Mark Shirkness appeared disappointed with efforts to drive out truth. Wayne Christner at Parker Hannifin Corporation and Anna at W L molding company recognized Carol Mays as a buyer. General Electric honored Carol Mays prices confirming the suppliers. Some shareholders believe an Indian team member sold General Electric owned appliance service parts using e-bay, pocketing an inordinate booty. While *The Spirit And Letter*

 gecompany.com/gecom/citizenship/pdfs/TheSpirit&TheLetter.pdf

promise confidentiality regarding concerns, General Electric provided concerns to a third party knowing they would post on internet.

https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/martinharangozo121515-14a8-incoming.pdf.

Lori Zyskowski 2013 General Electric employee unsuccessfully bartered confidentiality in exchange to silence shareholder voice.

Some shareholders believe proposals are effective in voicing concerns. When Matthew Johnson appeared in 2014 proxy, the iconic hundred year appliance business sold months after the shareholder meeting.

For assistance, please mail your concerns to me at:

Timothy Roberts.   ***FISMA & OMB Memorandum M-07-16***

Shareholders acting by written consent may contribute to reversing current market underperformance.



From: Martin Harangozo ***FISMA & OMB Memorandum M-07-16***
Date: November 7, 2015 at 2:31:15 PM EST
To: <brackett.denniston@ge.com<mailto:brackett.denniston@ge.com>>,
<aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>,
<shareholderproposals@sec.gov<mailto:shareholderproposals@sec.gov>>
Subject: Harangozo2015
Reply-To: Martin Harangozo ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Denniston,

Please include the attached shareholder proposal and image in the proxy for
voting at the GE 2016 shareholder meeting.

I have sufficient shares to submit a proposal in my 401K account held with the
company. As in previous years, you can confirm this.

I intend to hold my shares until the end of the GE 2016 annual shareholder
meeting.

Kind regards

-Martin Harangozo

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

 "If you AGREE, please mark your proxy FOR this resolution."

Page 58 redacted for the following reason:
- - - - - - - - - - - - - - - - - - - -
FISMA & OMB Memorandum M-07-16

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 5, 2015 1:46 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals@sec.gov; Briggs, Aaron (GE Corporate)
Cc: timclayroberts
Subject: GERobertsProposalSubmitted2015

Dear Mr. Denniston,

Please include the attached shareholder proposal and image in the GE proxy for voting at the 2016 shareholder meeting. The image may be copied in black and white.

Thanks

"Resolved: We request that the Company prepare a report, at reasonable cost, that outlines whether the spirit and letter procedures as published by the company is indeed consistent with company practices regarding two submissions the company made to the SEC . The report is to include a study that discloses if Mr. Jeffrey Immelt reasonably followed this procedure regarding these responses, and if not whether discipline is in order with the possibility of termination https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/robertfredrich020514-14a8.pdf, https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf.

The Spirit and Letter advises its readers that concerns submitted will be treated confidentially, and on a need to know basis http://www.ge.com/files_citizenship/pdf/TheSpirit&TheLetter.pdf.

During 2011, GE incurred legal costs and fines of over 200 million dollars as the SEC alleged that GE used a variety of accounting misdeeds in reporting income. During the year 2011 a concern was raised regarding the accounting practices of Mr. Matthew Johnson, General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company.

Elements of the concern including the separation date of the employee raising the concern were submitted to the SEC. This submission was a failed company effort to silence one or more shareholders from making a proxy recommendation. As this involved the company's corporate counsel, it stands to reason that Mr. Immelt was knowledgeable and or complicit in this decision.

Some shareholders have met peacefully, and lawfully discussed the matter concerning Matthew Johnson. After careful and thoughtful review, some shareholders believe that Matthew Johnson used accounting practices not consistent with Generally Accepted Accounting Principles, and, or, failed to use prudence in accounting as recommended in the "Spirit and Letter". Some shareholders found evidence, and believe that the retaliation efforts of Matthew Johnson included following his victim to a church, and falsely accusing the victim of threatening to kill him (MatthewJohnson). Some shareholders believe this last retaliation effort by Matthew Johnson was designed to interfere with the victims religious practices.

The importance of such a study is illuminated by another example of an employee who raised a fire an explosion concern at the Louisville KY appliance facility. His social security number was made public. He was reinstated after a four year legal battle with compensation. Some shareholders believe his case is rare, and that his success was in part due to sworn testimony of a company boss who exclaimed   case 3.08-cv-00008-JBC-DW Document 75. Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality. The fire concerns are interesting to some shareholders as ironically there was a fire at General Electric Appliance Park (see image).

ROBERTS IMAGE



From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

As health care costs increase, claims that lifestyle choices substantially improve health, life and related expenses abound.

Nobel Prize recipient Dr. Otto Heinrich Warburg claims cancer and oxygen have inverse relationship. Johanna Budwig recommended diets to fight cancer. Susan Silberstein, PHD claims healthy diets prevent cancers.

These claims are however controversial. A master data base showing the impact of the best lifestyle choices, which foods and activity resolve specific ailments, all taken under a qualified health care provider, is needed.

While some health ahead encouragement exists at General Electric, the initiatives have been spotty. Mark Shirkness, appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe Mark Shirkness's underling Matthew Johnson, 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made available classification of individuals as normal, overweight, obese and extremely obese depending on height and weight.

 An individual, who concurs with the General Electric classifications glanced at Matthew Johnson and corresponded that Matthew Johnson was very obese. Some shareholders believe Matthew Johnson retaliated against those following the health commandments of Mark Shirkness. Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy.

As shareholders pay health costs, patients suffer health absence, a potential win win opportunity to improve life while saving shareholders thousands per employee exists. Eric Finkelstein PHD, and others, claim very obese people can costs 4944 in added lost work and medical costs. http://www.reuters.com/article/2012/04/30/us-obesity-idUSBRE83T0C820120430. Invested at ten percent for thirty two year career accumulates to a million dollar problem (see image). If Matthew Johnson is very

obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees.

General Electric can implement the most important six sigma project in history, and become the angel of life.

Thousands of experiments performed on tens of thousands of employees can create a master base of data. All people from the Mengele factory in Gunzburg Germany, to the hideouts in Paraguay, can use this data for numerically supported health options.

This proposal recommends following all applicable laws, and at reasonable cost, permit employees wishing to do so to donate their data, and participate in company sponsored data collection efforts quantifying natural cures, all performed under qualified health professionals.



Begin forwarded message:

From: devereauxjensen

FISMA & OMB Memorandum M-07-16

Date: November 9, 2015 at 5:29:45 PM EST
To: <aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>
Subject: GE proposal

Mr. James Jensen,

FISMA & OMB Memorandum M-07-16

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston,

Please include the enclosed shareholder proposal and image for voting at the 2016 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

Sincerely,

James Jensen

Resolved: Shareholders of General Electric urge the Board of Directors to adopt a policy that some portion of future stock option grants to senior executives shall be performance-based. 'Performance-based' stock options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target. The index, market price, and target price are to be set to achieve new ambitious performance goals, further advanced than any previous achievement.

"Supporting Statement: As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. GE presently uses some performance-based parameters in awarding stock options, but they are not 'premium-priced. Current policies are believed deficient in that respect.

Executive compensation expert Graef Crystal calculates that Mr. Welch's pay for 2000, estimated at over $125 million, increased 80% even though the value of GE stock declined 6% during 2000. Prior to 2000 the Board's Compensation Committee justified Mr. Welch's compensation by citing aggregate increases in total shareholder value throughout his tenure. To the extent that the Board was using aggregate growth in market capitalization, however, it is difficult to square an 80% pay hike with a 6% loss of shareholder value. Moreover, Mr. Welch's stock options were not indexed to relative performance, only absolute performance.

More recently 2014 proxy discusses Immelt's outstanding performance relative to the market. This so called performance fails to consider that the market has grown while General Electric has declined (see image). To further illustrate imagine hundred years where five Chief Executive Officers reign twenty years each. Each inherits stock price of sixty, drops it to six in ten years then returns it to sixty the second decade. The last decade would average over 20% growth exceeding the markets two hundred year average of eight percent. The first decade drop could be attributed to Osama Bin Laden or some suitable cave man, while the second decade could be attributed to the Chief Executives extraordinary talents. Clearly while the CEOs enjoy bonuses and fat paychecks, the long term shareholder feels like a financial yo yo with no new financial records.

"New Performance-based options tie compensation more closely to new company performance.

Approximate GE S and P 500 Comparison Since Immelt



~173

100

~63

GE   S and P 500

Jensen Image

RECEIVED

NOV 1 2 2013

B. B. **DENNISTON III**

Robert Fredrich

FISMA & OMB Memorandum M-07-16

November 4, 2013

Mr. Brackett Denniston Secretary

General Electric Company 3135 Easton Turnpike

Fairfield, Connecticut 06828

Dear Mr. Denniston

I am the owner of some common shares of General Electric Stock, and respectfully submit the enclosed Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.

I also include my proof of ownership.

I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,

Robert Fredrich

Robert Fredrich

The shareholders recommend General Electric hire an investment bank to explore the sale of the company.

Reasons

I believe the sale of General Electric would release significantly more value to the shareholders than is reflected in the share price.

General Electrics conglomerate structure is a collection of businesses strung together like a basket of companies in a mutual fund. Former Plastics Chief John Krenicki correctly commented Were not going to be successful with the mutual fund management approach. The company operates several large unrelated lines of business. In my shared opinion the boards capacity to effectively oversee General Electric is severely compromised because outside directors have high profile demanding career obligations elsewhere.

There are routine compromises in the "spirit and letter commitment"

August 2012 General Electric recalled million appliances posing fire hazards. Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test.

General Electric used child photography in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns.

(Case 3:08-CV-00082-JHM-DW PageID# 1325)

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors.

"General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.

November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 share holders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

The only solution is the sale of the company



Timothy Clay Roberts

FISMA & OMB Memorandum M-07-16

September 27, 2015

Mr. Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RECEIVED

OCT 0 6 2014

B. B. DENNISTON III

Dear Brackett,

I am enclosing a shareholder proposal to be presented for voting at the 2015 shareholder meeting per rule 14a-8. This is on behalf of my fellow shareholder Robert Fredrich. Please see his request enclosed.

For questions, please contact me at:

FISMA & OMB Memorandum M-07-16

Or send me an e-mail at: ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Timothy Roberts

"RESOLVED: Shareholders request that our Board establish a rule (specified in our charter or bylaws if practicable) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

"This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2015 shareholder meeting. "The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

There are routine compromises in the "spirit and letter commitment"

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors."General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 shareholders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

Some shareholders find General Electric could use polish in the area of diversity. In 2011 a court advised General Electric that a sworn affidavit regarding a General Electric boss discussing an employee gives possible rise to racial discrimination, even if General Electric argues otherwise. The General Electric boss exclaimed a racial slur when discussing the employee. The racial slur by the General Electric boss was
Case 3.08-cv-00008-JBC-DW Document 75.

The only solution is an independent board chairman who contributes to oversight.

Neal Renn

FISMA & OMB Memorandum M-07-16

RECEIVED

NOV 1 2 2013

B. B. DENNISTON III

Mr. Brackett B. Denniston III Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston

I respectfully submit the below 414 word Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.
My shares are held in my 401K plan enabling you to confirm my shares.
I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,

Neal Renn
11/6/2013

"Resolved: In light of heightened public safety concerns, we request that the Company prepare a report, at reasonable cost, that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks. A copy of the report, omitting proprietary and security information should be available to shareholders on request by August 2014.

"Supporting Statement: General Electric remains morally responsible and financially liable for reactors it has designed and sold to utilities, for seeking to secure their radioactive wastes, and for protecting workers and the public into the indefinite future. We believe this study is essential for realistic and responsible security, economic and ethical planning."

The report must include the vulnerability that exists if human error accidental or deliberate is accurately included in the vulnerability and risk analysis.

Current economy pressures employees to falsify completed work pandering to the mood of the boss.

Appliance division, written policy of document retention required employees to certify they completed this procedure discard ding all documents two years old unless there was compelling business or legal reason to keep documents.

Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored.

Matthew Johnson, 2010 Appliance Parts Sourcing boss presented angry facial expressions. Johnson stated he thought he and Chris completed document retention. Chris was a reference to Christine Waldron who in conjunction with Matthew Johnson were Service Parts Sourcing bosses approximately ten years. Matthew Johnson retaliated against the honorable employee.

Clearly shareholders would not want Matthew Johnson, Christine Waldron or subordinates they intimidated to "lie for the boss" certifying nuclear power plants aircraft engines or appliance safety.

Johnson led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer a two million price decrease. Synonymous to approaching a car dealer for a fifty thousand dollar car insisting on paying fifty thousand seven hundred fifty dollars to get a two hundred fifty dollar rebate. The shareholders pay for the nonsense.

Human flaws as these, factored into the vulnerability and risk report could shed more accurate light into realistic and responsible security, economic and ethical planning.